Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

March 21, 2019

VIA EDGAR

Megan Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Oxford Square Capital Corp.

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2, Filed

March 7, 2019

File No. 333-229337

Dear Ms. Miller:

On behalf of Oxford Square Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 15, 2019 with respect to the Company’s pre-effective amendment no. 1 to registration statement on Form N-2 (File No. 333-229337) filed with the Commission on March 7, 2019 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Company’s responses.

1.       On page 62 of the Prospectus, we note that you include disclosure on “Bilateral Investments (Including Equity).” Please explain if the Company currently holds such investments.

Response: The Company acknowledges the Staff’s comment and hereby supplementally advises the Staff that the Company did not hold any bilateral investments (which are investments directly negotiated between the Company and a portfolio company) as of December 31, 2018. However, the Company notes that it has previously held, and may in the future hold, bilateral investments and, therefore, the Company has included in the Prospectus disclosure regarding the Company’s valuation procedures for bilateral investments.

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2.       Please provide on a supplemental basis the calculations for the disclosure in the Senior Securities table relating to December 31, 2018.

Response: The Company acknowledges the Staff’s comment and has provided the requested calculations on a supplemental basis.

3.       On page 11 of the Prospectus in the “Fees and Expenses” table we note the Company’s disclosure for the interest payments on borrowed funds. Please provide the calculations to support the percentage disclosed on a supplemental basis.

Response: The Company acknowledges the Staff’s comment and has provided the requested calculations on a supplemental basis.

4.       Please explain the difference between the actual results presented in the “Selected Financial and Other Data” section in the Prospectus and the amounts presented in the “Fees and Expenses” table of the Prospectus.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that certain percentages disclosed in the “Fees and Expenses” table are based on estimates and assumptions as disclosed in the related footnote. The percentages disclosed in the “Selected Financial and Other Data” section of the Prospectus are based on historical amounts and actual results for the periods presented. In order to make it clear that the Company uses estimates in the “Fees and Expenses” table, in the introduction to the table the Company discloses “We caution you that some of the percentages indicated in the table below are estimates and may vary.”

5.       On page F-49, it appears distributions are changing from quarterly distributions in the amount of $0.20 per share to monthly distributions in the amount of $0.067. Please explain if this change is due to a change in anticipated leverage and if it will change the frequency with which the Company’s net asset value (“NAV”) will be determined.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the change in the frequency of distributions is not the result of any anticipated change in leverage and will not impact the frequency with which the Company’s NAV will be determined. The Company advises the Staff that the decision by the Company’s Board of Directors to switch to a monthly distribution was based on the preference of the Company’s stockholders to receive distributions more frequently and is consistent with recent market trends.

6.       Please explain how often the Company measures its compliance with Section 55 of the Investment Company Act of 1940, as amended (the “1940 Act”) since NAV is determined quarterly. The Staff notes that as of December 31, 2018, the Company discloses that 68% of its total assets were “qualifying assets.” Does this mean that the Company cannot purchase assets which are not “qualifying assets” during the first quarter of 2019?

Response: The Company acknowledges the Staff’s comment and hereby supplementally advises the Staff that the Company measures its compliance with Section 55 of the 1940 Act, as required by such section, each time the Company makes an investment in a portfolio company. The Company respectfully advises the Staff that, although “qualifying assets” constituted 68% of the Company’s total assets as of December 31, 2018, since compliance with Section 55 of the 1940 Act is measured at the time of each new investment it is possible that the Company could still purchase assets which are not “qualifying assets” during the first quarter of 2019 if it first acquires “qualifying assets” such that at the time of investing in a “non-qualifying asset” the Company has at least 70% of “qualifying assets” in its portfolio. The Company is able to purchase assets which are not “qualifying assets” because Section 55 of the 1940 Act requires the Company to hold 70% of “qualifying assets” at the time any non-qualifying asset is purchased as opposed to the end of any specific fiscal period.

7.       Please explain the difference between distributions declared per share as disclosed in the Selected Financial and Other Data table on page 13 of the Prospectus and page F-49, on the one hand, and the amount shown in the financial highlights on page F-47, on the other hand. We note that on page 13 of the Prospectus and page F-49, the Company discloses distributions declared per share in the amount of $0.80 for December 31, 2018 whereas page F-47 discloses $0.79 for the same period.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the distributions per share amounts which are reflected in the “Selected Financial and Other Data” section of the Prospectus and in “Note 11. Distributions” to the Company’s consolidated financial statements are based on the per share amounts that were declared by the Company’s board of directors for each period presented. On the other hand, the distributions per share amounts which are reflected in “Note 10. Financial Highlights” to the Company’s consolidated financial statements are based on the per share amounts calculated using the weighted average shares outstanding for the respective period (i.e. there were 49,662,157 weighted average shares outstanding for the year ended December 31, 2018). Due to the Company’s share repurchase program which was executed during the year ended December 31, 2018, the distributions for the year ended December 31, 2018 based on the weighted average shares outstanding during that year was $0.01 per share less than the actual per share distributions declared by the Company’s board of directors.

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Please do not hesitate to call me at (202) 383-0176, or Vlad M. Bulkin at (202) 383-0815, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen, Chief Executive Officer, Oxford Square Capital Corp. Bruce L. Rubin, Chief Financial Officer, Oxford Square Capital Corp. Vlad M. Bulkin, Esq., Eversheds Sutherland (US) LLP